Exhibit 99.1

NEWS RELEASE

Endeavour Silver Clarifies Technical Disclosure for the El Cubo Mine and
 Guadalupe y Calvo Property

Vancouver, Canada – June 5, 2012 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD) announced on April 15, 2012 that it had entered into an agreement to acquire the El Cubo mine in Guanajuato State, Mexico and the Guadalupe y Calvo (“GyC”) property in Chihuahua State, Mexico from AuRico Gold Inc.  Endeavour hereby wishes to clarify its technical disclosure for El Cubo and GyC.

In the April 15 news release, mineral reserves and resources were jointly disclosed by Endeavour and AuRico for the producing El Cubo mine and the GyC exploration project.  The reserves and resources were provided in AuRico’s annual information form dated March 29, 2012 for the year ended December 31, 2011.  The information provided by AuRico included the following:

(a)	Estimates of proven and probable reserves, measured and indicated resources and inferred resources at El Cubo; and

(b)	Estimates of indicated and inferred resources at GyC.

For Endeavour’s purposes, these estimates for El Cubo and GyC are considered to be historical estimates under National Instrument 43-101 (“NI 43-101”) as they were prepared by AuRico before Endeavour entered into the agreement to acquire the projects from AuRico.  No NI 43-101 technical reports have been filed in this connection by AuRico.  The estimates were disclosed by Endeavour without providing the customary information and cautionary language pertaining to historical resource disclosure as required by NI 43-101.

An Endeavour qualified person has not done sufficient work to date to classify these historical estimates as current mineral reserves and resources.  Endeavour is not treating these historical estimates as current and the historical estimates should not be relied upon.

Endeavour is currently conducting a detailed due diligence program designed to verify the historical estimates for the El Cubo mine and the GyC project with a view to compiling current mineral reserves and resources in accordance with NI 43-101.

In the April 15 news release, a preliminary economic assessment (“PEA”) of GyC was jointly disclosed by Endeavour and AuRico. The PEA was prepared by AuRico as of March 5, 2012 but has not been filed by AuRico.  As a result, for Endeavour’s purposes, the disclosure of the PEA is not compliant with NI 43-101 and is therefore retracted by Endeavour and should not be relied upon.  Endeavour intends to treat the GyC property as an exploration project and does not intend to use or update the economic assessment until further exploration has been completed.

Endeavour expects to close the El Cubo transaction upon receipt of approval by the Mexican competition anti-trust commission. Since the signing of the definitive agreement, Endeavour has been conducting additional detailed due diligence on El Cubo in order to develop its own updated reserves, resources, mine plans, production forecast, capital and exploration budgets, which it plans to release after the closing of the transaction.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chief Executive Officer

Qualified Person - Godfrey Walton, M.Sc., P. Geo., the President and COO for Endeavour, is the Qualified Person who reviewed and approved the contents of this news release.

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's two (soon to be three) operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact Hugh Clarke, Vice President, Corporate Communications, Toll free at 877-685-9775, or Tel: (604) 685-9775, Fax: (604) 685-9744, Email hugh@edrsilver.com, Website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2012, including revenue, cash cost and capital cost forecasts, silver and gold production, the anticipated completion of the El Cubo and Guadalupe y Calvo acquisitions, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to complete the El Cubo and Guadalupe y Calvo acquisitions and their successful integration; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.